SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

R.H. Donnelley Corporation
(Name of Issuer)

Common Stock, par value $1 per share
(Title of Class of Securities)

74955W307
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/X/  Rule 13d-1(c)
/  /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74955W307

1.     Name of Reporting Person:

         Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /  /

          (b) /  /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                         5.     Sole Voting Power:     -0-
Number of
Shares
Beneficially     6.     Shared Voting Power: -0-
Owned By
Each
Reporting         7.     Sole Dispositive Power: -0-
Person
With
                         8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /  /

11.     Percent of Class Represented by Amount in Row (9): 0.0%

12.     Type of Reporting Person: PN

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated November 24, 2008 (the "Schedule 13G"), relating to the Common Stock, par value $1 per share (the "Stock"), of R.H. Donnelley Corporation (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.     Ownership.

(a) - (b)

Reporting Person

Amalgamated

Amalgamated is not the beneficial owner of any shares of the Stock.

Controlling Persons

Scepter

Scepter is not the beneficial owner of any shares of the Stock.

Raynor

Raynor is not the beneficial owner of any shares of the Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Person

Amalgamated

Amalgamated has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Controlling Persons

Scepter

Scepter has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Raynor

Raynor has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.     Ownership of Five Percent or Less of a Class.

The Reporting Person has ceased to be the beneficial owner of 5% or more of the outstanding shares of the Stock.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:      February 11, 2010

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading